Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2014	2013
Income from continuing operations before income taxes	$4,028	$3,367
Adjustment for companies accounted for by the equity method	40	(2)
Less: Capitalized interest	(36)	(29)
Add: Amortization of capitalized interest	27	28
	4,059	3,364
Fixed charges:
Interest and debt expense	290	340
Capitalized interest	36	29
Rental expense representative of interest factor	76	91
	402	460
Total adjusted earnings available for payment of fixed charges	$4,461	$3,824
Number of times fixed charges earned	11.1	8.3